Blue Mountain Resources Inc.

812 D 16 Ave, S. W.

Calgary, Alberta, T2R 0S9

August 2, 2007

U.S. Securities  & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 7010

Attention: John Madison

Re:

Blue Mountain Resources Inc.---Form SB-2 (File No. 333-143694)

Dear Sirs:

We are in receipt of your comment letter dated July 6, 2007 concerning our registration statement on Form SB-2 filed June 13, 2007. We respond to your comments as follows and provide an amended registration statement for your review:

Registration Statement on Form SB -2

Financial Statements

1.

Please update your registration statement to include financial statements as required by Item 310 (g) of Regulation S-B

We have amended our registration statement with financial statements as required by Item 310 (g) of Regulation S-B.

Legal Opinion , Exhibit 5.1

2.

Please provide a legal opinion as required under Item 601 (b) (5) of Regulation S-B. We will need sufficient time to review the opinion upon its filing. Please also ensure that your counsel provides the proper consents.

We have amended the registration statement with the addition of the required legal opinion, and such opinion contains the required consents.

Note 1 to the Financial Statements

3.

Explain to us why Note 1 to your financial statements identifies the company as “Dunn Mining Inc.” According to our records Dunn Mining Inc. is a separate public issuer. Please verify and confirm that these are in fact you financial statements and revise the notes to the financial statements.

The reference in Note 1 to the financial statements was a typographical error and has been corrected. We confirm that the financials statements in the registration statement are in fact our financial statements.

Regards,

/s/ Melvin Woolley

Melvin Woolley

President